Exhibit 99.3

Operator:

Hello everyone, and welcome to the Planet and dMY IV Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the information contained in the Form 8-K, including the exhibits thereto, that is being filed by dMY IV today with the SEC, which may be accessed on the SEC’s website at www.sec.gov. In conjunction with today’s discussion we will be referring to an investor presentation, a copy of which is being filed as an exhibit to the aforementioned Form 8-K. You are encouraged to carefully review the disclaimers included therein. Please note that this call has been prerecorded and so a Q&A session will not be conducted as part of today’s presentation. Before we begin, I would like to note that this call may contain forward-looking statements, including dMY IV’s and Planet’s expectations of future financial and business performance and conditions, the industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. You are encouraged to read the Form 8-K and the accompanying press release and investor presentation, as well as dMY IV’s other filings with the SEC for a discussion of the risks that can affect the business combination and the business of Planet after completion of the proposed transaction. Hosting today’s call is Niccolo de Masi, CEO of dMY IV. With that we will turn the call over to Niccolo.

Niccolo de Masi:

Hello, and welcome to the dMY IV Planet PIPE roadshow presentation. My name is Niccolo de Masi, and I am the CEO of dMY Technology. This is our fifth aggregate SPAC IPO for the dMY founders. We will begin today’s presentation with a sponsor perspective. dMY is tremendously impressed by Planet’s market leadership position, as well as its management team, unique technology, and high barriers to entry. On all of these dimensions, we think Planet is an A+ company, and we are proud to be sponsoring them onto the NYSE.

Founded by our CEO, Will Marshall, Planet is a differentiated cloud data company underpinned by about a decade of pioneering agile aerospace, and a vertically integrated engineering stack. In our view, Planet is a market leader whose data is mission critical to numerous industries ranging from agriculture to government, from forestry to finance, and many many more. By virtue of its first mover initiative, we estimate Planet has a five to seven year lead over any other player. We base this perspective on what we believe to be the development status of current known competitors. Needless to say, five to seven years is a significant strategic lead for any student of the technology industry.

Now moving on the transaction itself, the dMY IV Trust has $345 million in it. We’re adding a good sized PIPE to this with strong participation from strategic investors, and existing customers. Virtually all of this cash is going onto the balance sheet to fund growth. Based on Planet’s current estimates, Planet anticipates becoming profitable sometime in the fiscal year ending January 31, 2025. This transaction will help Planet continue and accelerate its go-to-market expansion. Planet believes it does not need to add new satellites to its fleet beyond ordinary course replacement. As such, Planet anticipates its go-forward investments will focus on opportunities with compelling ROI, such as increasing the size and breadth of its salesforce. It is now my pleasure to hand over the presentation to Will Marshall.

Will Marshall:

Thanks Niccolo, and hello everyone. About a decade ago, we formed Planet with a mission to image the whole world every day and make change visible, accessible, and actionable.

We recognize the huge value Earth observation could deliver in providing people with the tools to address massive global changes that were occurring on a daily basis. Yet the satellite imagery in the market was not sufficient for the speed at which change was happening across the planet. The industry also had a very adverse risk posture, which led to building expensive bespoke satellites. All told, there was a large opportunity in the market, which we formed Planet to address.

By 2017, Planet was producing a daily scan of the Earth’s surface. As of today, we’ve amassed over 1,500 images for each location on the Earth’s landmass, an immense dataset, documenting change on our planet, and enabling us to train machine learning algorithms on this data. We believe that data is the new oil, as it powers myriad industries, and Planet has accumulated a vast proprietary data set. There are above-the-sky barriers to entry to replicate our scanning, and it is simply impossible to go back in time to recreate the data archive.

Planet’s platform is focused on providing solutions to real world problems; it includes imagery and insights and machine learning to empower companies, governments, and communities around the world to make timely decisions about our evolving world.

There are three things I’d like you to take away from the call today.

First Planet is a data company, we have approximately 200 satellites in orbit. We have one fleet with over 150 satellites, which image the entire Earth’s landmass every day at three to four meter resolution. We further have another 21 higher resolution satellites that image any particular place at 50 centimeter resolution. In sum, this gathers a completely differentiated data set [that is] unique to the industry. We believe Planet provides mission critical data that is 100% optimized for machine learning and ready for analytics to deliver actionable insights to our customers.

Second, our business is largely based on a subscription model. We sell data feeds to our customers. We can provide any one of those feeds to many users. So it is a one-to-many model. And the incremental costs of selling to each additional customer is very small, thus enabling us to provide high growth and high margins, trends we expect to continue to improve over time.

Thirdly, our data and analytics are foundational to two multi-trillion dollar global trends. First, the digital transformation and second, the sustainability transformation of the global economy.

These trends represent a market opportunity for Planet that we estimate to be over $100 billion in 2027. As these trends continue to play out, digital and ESG solutions will become ever more foundational to how companies and governments operate. You can’t manage what you can’t measure. Planet is positioned to provide data and analytics to companies across a vast array of industries, to governments around the world, providing them with significant value.

So let’s spend a little bit of time on the first point — our data. Zooming out for a moment to the big picture, Planet indexes the Earth and makes it searchable. This is similar to the way Google indexed the Internet, and made that searchable. How do we do this? With the largest Earth observation fleet of imaging satellites, we image the entire land mass of the Earth every day, capturing up to 300 million square kilometers per day. We then apply machine learning and artificial intelligence to identify objects such as roads, buildings, planes, ships, trees, etc. Thus building a database of all the objects on Earth over time.

This database is then searchable. Ultimately, this data and imagery is used to detect change at a worldwide scale — change that empowers people across many different sectors to make smarter day-to-day decisions. Of course, searching the Earth is an audacious system. And it’s completely unique today in the industry. Over the course of the last ten years, Planet’s team of leading engineers and scientists have built a highly complex system. We’ve created advanced satellite technology, and a strong data processing pipeline. I look forward to discussing our system in detail in the future. But today, I want to focus on the value that we deliver to our users.

From a user perspective, what we’ve built is a bit like a Bloomberg terminal, but for Earth data. Our data feeds feed into our customer workflows, enabling them to make real-time decisions. So this is like the Bloomberg data terminal for financial data, enabling as it does high growth and high margins. As our customers build our data into their workflows, they integrate it tightly with their products, therefore creating stickiness. These proprietary data feeds serve many industries, including financial services, but also agriculture, energy, government, forestry, mapping, and so on and so forth.

To dive into this further, I’d like to hand over to Kevin Weil, our President of Product and Business, to share much more about our customer value proposition. Kevin has been a leader in companies such as Twitter, Facebook, and Instagram, and brings a track record of scaling organizations in hypergrowth, monetizing data products, and disrupting old, entrenched industries. Over to you, Kevin.

Kevin Weil

Thanks, Will. I joined Planet because of this vision. And also, frankly, because I believe there’s significant upside and enterprise value as we execute on our platform software roadmap. I see strong parallels with my experience leading product at Twitter, and at Instagram, around monetizing proprietary data, and building a global ecosystem of customers, developers, and partners.

So let me talk a bit about the roadmap and then some more about customers and use cases.

As a software and product person, from my point of view, Planet has already achieved the incredible. We put hundreds of shoebox sized, cost efficient satellites in orbit, and we image the entire planet, every single day, at three to four meter resolution. The world is changing at an accelerating rate. Everyone is realizing that it matters, and Planet is the only company I see that can provide this data 365 days a year. But the even bigger opportunity where we’re seeing early momentum is in leveraging the data we collect and moving up the stack from imagery to derived data, APIs, machine learning, and time series. In short, going from imagery to analytics and solutions. These solutions all start with our proprietary data, but rather than requiring our customers and partners to build their own imagery pipelines and other infrastructure, we can build these services for them, allowing them to focus on their core business. As we do, we’re delivering value for our most sophisticated customers and partners, as well as opening up the ability to serve a much larger market.

I’ll give you an example from my past that illustrates this. When I joined Twitter in 2009, we built a product called the Twitter Firehose, which provided developers [with] access to the entire global stream of public tweets. We were essentially giving any developer access to what the world was talking about in real time. Our most sophisticated technical partners loved it. You had Google integrating tweets to answer real time search queries, for example. But many potential partners couldn’t handle hundreds of millions of tweets per day in hundreds of different languages. It turned out the way to grow that business meaningfully was to simplify our offering for customers and developers. For example, we offered easy ways for developers to pre-filter the stream of tweets, so they could access only the data that was relevant for them. For any small business, we could do things like count the number of times they were mentioned on Twitter, do sentiment analysis, connect it to their launches and marketing campaigns, and graph it on an hourly basis. These products relied on our proprietary data, but provided multiple entry points that better match customer needs, opening up the number of potential partners from thousands to millions. And that’s the transformation I’m excited about here at Planet.

So let’s look at a few use cases and customer examples. And we’ll start in agriculture. Today we serve some of the biggest names in agriculture, from Bayer to Corteva, to Syngenta and more. Just with Corteva, we help them monitor over 800,000 fields for the farmers they serve, starting with our core imagery. But it goes beyond that. Our satellites can see in the infrared, which allows them to effectively detect chlorophyll content in crops. We can measure everything from crop type to crop health to optimal planting and harvesting dates. So we go beyond basic imagery to provide farmers and agriculture companies specific vegetative growth indices, which can pinpoint exactly where a crop might be going bad, or a strip where a sprinkler has gone out, helping to maximize crop yield and ultimately revenue.

We’re also working with our largest agricultural customers on an exciting new product we call Fusion, which fuses together our daily data with other data sets along with machine learning to produce a daily, cloud-free dataset with over 10 layers of metadata. This data is being used to train machine learning models on crop health, as well as optimize application of fertilizers, water, and tillage, which will monitor the impact of regenerative agriculture management practices on carbon storage. With each step, we move up the stack from imagery to data, APIs, machine learning, and time series. And not only that, but with each step we integrate more deeply into our customer’s workflows. And none of this is bespoke, these products can be applied across the agricultural industry.

On the government side, we directly serve multiple agencies within the US government, both in defense and intelligence, and in civil government. In addition to major governments across APAC, Latin America, and Europe, our data enables governments to do something we believe has been difficult, if not impossible to do before — to see the entire world every day, allowing them to see threats around the corner or respond to natural disasters more efficiently. They use our products for a wide variety of use cases ranging from intelligence, security, and emergency response, all the way to Humboldt County, which uses our data to monitor and help marijuana growers achieve compliance. Or the state of New Mexico Land Office, which uses our data and machine learning platform to identify new roads and development across the state.

These are just a few examples in a few categories. We serve meaningful businesses and governments across multiple verticals. While agriculture, civil government, defense, intelligence, and mapping make up the majority of our business today, we see growing opportunities in the energy, forestry, finance and insurance sectors as well, particularly as we move up the stack with machine learning and expanded datasets as I’ve been describing.

Lastly, the ESG sector is quickly becoming a prominent focus for us as companies and governments continue to put more emphasis on these underlying secular trends. Planet data can empower businesses to increase efficiency, deploy new services, and embrace their ESG responsibilities in the coming years. Our data is providing valuable insight into important social and environmental issues from monitoring natural disasters, deforestation, and enforcement of environmental compliance, to tracking refugee movements and improving border security and humanitarian aid. As one example, last year, Norway’s Ministry of Climate and Environment awarded an eight figure contract to Planet and two partners to use satellite imagery and supportive efforts to stop deforestation and save the world’s tropical forests. That program now has over 4,000 users and 120 countries that are leveraging our data for this important cause. If it’s not already clear, I see a meaningful commercial and ESG opportunity at Planet and I’m very excited about our future. I’ll pass it back to Will now to talk a little bit more about Planet’s technology as well as our growth plans.

Will Marshall

Thanks, Kevin. So let me share a bit about how Planet’s technology stack is differentiated and how we believe our lead in the market will increase over time. We see Planet as being light years ahead of the competition in both space and data terms and we will continue to widen that lead. We’ve established multiple barriers to entry across three critical moats.

First, Planet is a pioneer of what we like to call “agile aerospace” — that is, rapidly iterating satellites as is done in Agile Software, releasing early and often, but for the space domain.

We’ve completed 33 successful rocket launches and with every launch, we put new advanced technology into orbit, enabling new datasets in every single case. Now new datasets feeds into our second moat. Because the more data we have, the more value we can extract as we fuse data together. Fused data are always greater in value than the sum of their constituent data. And our proprietary data archive captured over the last 10 years is impossible for anyone to replace.

Finally, our third moat is our platform —the more users Planet has, the more insights we gain into what users want, what they’re looking for, where they’re looking, what questions they are asking and improve our product to be the best in market. This moat is also compounding. Each of these moats reinforces one another into a virtuous cycle that widens our leading position in the market. These significant barriers to entry are already built today, and we believe we’re several steps ahead of the competition.

Before I turn over to Ashley to talk more about the financials, I want to touch on what this transaction means for Planet. We believe we have found the right long-term partner in dMY. They understand our value proposition and view our partnership with our team through a long term lens with a goal of helping us to create a sustainable, enduring business. In terms of proceeds, we plan to use the capital raised primarily to firstly, build out our sales and marketing efforts, and secondly, to grow our software and machine learning teams to go up the stack per Kevin’s remarks. On the sales side, we’ve been able to achieve what we have today, with only about 30 quota carrying sales people all around the world, which we believe is far too little given the market opportunity. As we continue to grow, particularly as we increase our focus on data and analytics, we need to continue to build our team and build out our capabilities to coordinate to ensure that we meet increased demand for our product.

It’s also worth mentioning that we see a meaningful opportunity in M&A. There are a lot of smaller companies with meaningful expertise in our space. We view Planet as the natural aggregator and we believe that there’s a lot of opportunity to create more value through bringing on the right teams. This can drive upside to our plan. I’ll now turn it over to Ashley, our CFO and COO, to provide some color on the business and financials.

Ashley Johnson

Thanks. As Will mentioned, we sell our data on a one-to-many basis with a low incremental cost to serve each additional customer we bring on to our platform. Most of our business consists of revenue from the sale of data subscription contracts, and minimum commitment usage-based contracts. Combined, these revenue streams provide us with recurring revenue contracts that make up over 90% of our book of business. Over 70% of our book of business comprised of multi-year contracts as of the end of fiscal year 2021.

We employ a land and expand go-to-market model with the goal of delivering increasing value to our customers and generating more revenue with each customer over time by expanding the scope of services we offer. We use net dollar retention rate to measure our ability to retain and grow revenue generating from our existing customers. For the year ended January 31st, 2021, our net dollar retention rate was approximately 113%.

Today we have over 600 customers around the world and across vertical markets, including agriculture, civil government, defense and intelligence, mapping, forestry, energy, finance, and insurance. We believe our efficient cost structure and one-to-many subscription business model enables us to democratize access to geospatial data for customers of all sizes and across vertical markets. This is reflected in our end of period customer count, which grew to approximately 620 customers by the end of fiscal year 2021, representing approximately 40% year-over-year growth. Our end of period customer count has grown quarter-over-quarter for every quarter in the prior two years as customers consistently recognize the value we deliver.

Looking at our historical growth rate, we’ve delivered a 27% compound annual revenue growth rate over the last five years. Our growth rate has been strong in spite of the pullbacks of investments in our global sales organization put into place last year in response to COVID-19. We’re now hiring aggressively and plan to more than double our sales force to be in a position to respond to all of the demand we’re seeing in the market.

Today we have a diverse customer base with 24% of our fiscal 2021 revenue coming from civil government, 23% from agriculture customers, 22% from defense and intelligence, 17% from mapping, and the remaining 14% coming from a variety of different vertical markets. Looking to the future, we expect our customers base to diversify into verticals such as energy, finance, insurance, and forestry, as Kevin highlighted earlier. We expect to expand into these verticals by making our data more digestible and accessible to non-technical business users, and to build solutions to address more use cases and expand our addressable market. In addition, to expand our reach with customers, we intend to partner with independent software vendors, solution providers, and business intelligence and analytics providers, who are building vertical market specific solutions on top of our platform.

We have clear levers to drive growth from fiscal year 2022 to fiscal year 2024, which we do not see as dependent on breakthrough in technology, or a future market inflection. We simply need to invest more behind what we already do today, which is to renew and expand our existing customer accounts, land new customers in our core vertical markets, agriculture, government, and mapping, and expand our analytic solutions to grow our presence in the emerging vertical markets of finance, insurance, energy, and forestry.

We expect to be able to drive our top line growth by investing in our sales, customer success, marketing, and software engineering teams. To go into more detail, we seek to expand our contracts with existing customers by roughly doubling our customer success teams, enabling us to improve customer retention and accelerate our time to upsell.

We expect to increase our sales account executive headcount by two and a half times in the next two years, allowing us to continue to gain traction in our core vertical markets, while having broader coverage in geographic and vertical markets to accelerate pipeline growth. We also plan to significantly increase marketing spend to support awareness of the Planet brand and solutions, as well as to grow our sales pipeline.

While we already have a presence in many emerging vertical markets, we believe that by moving up the data stack, we’ll be able to address the needs of a greater number of customers, particularly non-technical business users. To do this, we anticipate roughly doubling our software engineering headcount, allowing us to move rapidly up the data stack and bring new products to market that enhance the value of our data and make it easier to consume, such as our data fusion solutions. With these investments, we expect to increase our revenue growth rate to a 44% compound annual growth rate over the next five years. As our revenue grows, given our low costs to serve each incremental customer, we believe we can significantly expand gross margins, which we measure inclusive of depreciation and amortization. We forecast gross margins to be in the mid-70s by fiscal year 2026, which is calendar year 2025.

With the proceeds raised in this transaction, we believe we will have sufficient capital to fund our growth investments through breakeven on an adjusted EBITDA basis, and that we will be able to drive significant free cash flow as the capital investment to maintain our current fleet of satellites reduces as a percentage of revenue over the next several years. We achieve a high return on investment for each satellite launched, and with our one-to-many business model, we believe that this is a business that has significant operating leverage at scale. I’ll turn it back over to Will for closing comments.

Will Marshall

Thanks, Ashley. That concludes our remarks for today. I’ll simply close by saying how excited we are to partner with dMY as we take this first step, an important milestone towards being a public company. With the new capital and other resources that it brings, we’re excited for this next phase and we look forward to continuing this dialogue with you all going forward. Thank you very much.